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PRICING SUPPLEMENT
(TO PROSPECTUS DATED APRIL 27, 1999 AND PROSPECTUS SUPPLEMENT DATED MARCH 21,
2000)

                                  $300,000,000

                                     NOPQRS

                            NORWEST FINANCIAL, INC.

            FLOATING RATE SENIOR MEDIUM-TERM NOTES DUE JULY 20, 2001

                                  ------------

    These notes will bear interest at the rate of Prime minus 2.88% per year. Interest on the notes will be determined daily. Interest on the notes is payable on October 20, 2000, January 20, 2001, April 20, 2001 and at maturity, July 20, 2001. The notes are not redeemable before that date.

    The notes are unsecured and rank equally with all of our other senior unsecured and unsubordinated debt.

    Merrill Lynch & Co. has agreed to purchase these notes from us at 100% of their principal amount, resulting in proceeds to us before expenses of $300,000,000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in New York, New York on or about June 27, 2000.

                              -------------------

                              MERRILL LYNCH & CO.

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              The date of this Pricing Supplement is June 22, 2000
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                            DESCRIPTION OF THE NOTES

PRINCIPAL AMOUNT, MATURITY AND INTEREST

    We are issuing $300,000,000 of our floating rate senior medium-term notes which will mature on July 20, 2001.

    We will pay interest quarterly in arrears on October 20, 2000, January 20, 2001 and April 20, 2001, each an interest payment date, and on the maturity date. If any of the quarterly interest payment dates listed above falls on a day that is not a business day we will postpone the interest payment date to the next succeeding business day unless that business day is in the next succeeding calendar month, in which case the interest payment date will be the immediately preceding business day. Interest on the notes will be computed on the basis of a 360 day year for the actual number of days elapsed.

    If the maturity date of the notes falls on a day that is not a business day, we will pay principal and interest on the next succeeding business day, but we will consider that payment as being made on the date that the payment was due to you. Accordingly no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment to you on the next succeeding business day.

    The interest payable by us on a note on any interest payment date and on the maturity date, subject to certain exceptions, will be paid to the person in whose name the note is registered at the close of business on October 1 or January 1 or April 1 or July 1, as the case may be, next preceding the interest payment date or the maturity date. However, interest that we pay on the maturity date, will be payable to the person to whom the principal will be payable.

    Interest on the notes will accrue from, and including June 27, 2000, to, and excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. We will refer to each of these periods as an "interest period." The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the notes by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from June 27, 2000, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.

    We refer to each day during an interest period as an "interest determination date." The calculation agent appointed by us, The Chase Manhattan Bank, will calculate the interest rate for each interest determination date on the calculation date applicable to such interest determination date. The calculation date applicable to each interest determination date which is a business day will be such interest determination date and the calculation date applicable to each interest determination date which is not a business day will be the business day immediately preceding such interest determination date, except in the case of the last business day in any interest period and any days in such interest period, which are not business days, occurring subsequent to such last business day, for each of which the applicable calculation date will be the immediately preceding business day.

    The interest rate applicable to each interest determination date will be equal to Prime minus 2.88% per annum

    "Prime" means, for any interest determination date, the most recent rate set forth in Federal Reserve Board Release No. H.15(519) on the Federal Reserve Board's website at www.Federalreserve.gov.com at 3:00 p.m., on the applicable calculation date opposite the caption "bank prime loan," or, if not so published by 3:00 p.m., New York City time, on the calculation date pertaining to such interest determination date, Prime will be calculated by the calculation agent and will be:

    - the arithmetic mean of the rates of interest publicly announced by each bank named on the Reuters Screen USPRIME I as that bank's prime rate or base lending rate as in effect for that interest

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      determination date as quoted on the Reuters Screen USPRIME I on that interest determination date;

    - if fewer than four such rates appear on the Reuters Screen USPRIME I for the interest determination date, the rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by 360 as of the close of business on that interest determination date by at least two of the three major money center banks in the City of New York selected by the calculation agent from which quotations are requested;

    - if fewer than two quotations are quoted as mentioned above, the prime rate for that interest determination date shall be calculated by the calculation agent and shall be the arithmetic means of the prime rates quoted in the City of New York on that date by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any state thereof, having total equity capital of at least $500 million and being subject to supervision or examination by a federal or state authority, selected by the calculation agent to quote that rate or rates; or

    - if the prime rate is not published in H.15(519) and the banks or trust companies selected as described above are not quoting as mentioned above, the prime rate with respect to that interest determination date will be the interest rate otherwise in effect on that interest determination date.

    "Reuters Screen USPRIME I" means the display designated as page "USPRIME I" on the Reuters Monitor Money Rates Service (or other page as may replace page USPRIME I on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

FORM

    The notes will be issued in book-entry form.

REDEMPTION

    We cannot redeem the notes before they mature

ADDITIONAL INFORMATION

    See "Description of the Debt Securities" in the accompanying Prospectus and "Description of Notes" in the accompanying Prospectus Supplement for additional important information about the notes. That information includes:

    - additional information about the terms of the notes;

    - general information about the indenture and the trustee;

    - a description of certain restrictions; and

    - a description of events of default under the indenture.

    The notes will be issued under an Indenture dated as of May 1, 1986, as amended and supplemented by a first supplemental indenture dated as of February 15, 1991, between the Company and the Chase Manhattan Bank, as trustee, as successor by way of merger to The Chase Manhattan Bank (National Association).

    Payment of interest and principal at maturity will be made by check mailed to the person entitled thereto; provided, however, that any such payment will be made by wire transfer of immediately available funds to any registered holder of notes having an aggregate principal amount in excess of $1 million if appropriate wire transfer instructions shall have been provided by such holder to the trustee no less than

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five business days prior to (i) the record date for the applicable interest payment date or (ii) the maturity date for payments of principal. Payment of principal at maturity will be made upon surrender of a note.

CONCERNING THE TRUSTEE

    The Chase Manhattan Bank has extended a line of credit to Norwest. Norwest borrows money and has other customary banking relationships with The Chase Manhattan Bank in the ordinary course of business.

                                  UNDERWRITING

    We are selling the notes to Merrill Lynch & Co., the agent, according to the terms of a Distribution Agreement dated March 21, 2000 and Purchase Agreement dated June 22, 2000.

    Merrill Lynch & Co. is purchasing the notes as principal in this transaction for sale to one or more investors or other purchasers at prices determined by Merrill Lynch & Co.

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